U.S. Securities and Exchange Commission
Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION
1.  Name of the Registrant: Ensco plc
2.  Name of person relying on exemption: Arrowgrass Capital Partners (US) LP
3.  Address of person relying on exemption: 1330 Avenue of the Americas, 32nd Floor, New York, NY 10019
4.  Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1)

13 September, 2017

An Open Letter to Fellow Ensco Shareholders

Dear Fellow Shareholders:

The opportunity to vote on the proposed Atwood transaction at the October 5th meeting is quickly approaching. Market and industry events have only deepened our conviction that this deal destroys value for Ensco shareholders – it is the wrong deal at the wrong price and the wrong time.
We urge fellow shareholders to vote AGAINST the transaction directly on Ensco’s proxy card.
Shareholders with questions or needing assistance with voting should contact Morrow Sodali, which is assisting Arrowgrass, at 800-662-5200 or 203-658-9400 or by email at saveensco@morrowsodali.com. We provide access to our materials opposing this deal (which have previously been filed with the Securities and Exchange Commission (“SEC”) and are available on the SEC’s website at www.sec.gov) at www.saveensco.com. Fellow shareholders should feel empowered to save Ensco from this flawed transaction.

Arrowgrass has opposed the Atwood transaction for the following reasons:
•
Wrong Price: Even based on management’s projections, this transaction is dilutive on all relevant metrics. The proposed Ensco/Atwood stock exchange ratio is at an unjustifiable premium to all-time highs with Ensco stock now at 20-year lows.

•	Wrong Time: Atwood faces a liquidity wall while burning cash and there is no rush to bail them out at a large premium.
•	Destroys Optionality: Inappropriately increases risk by shortening runway and weakening the balance sheet, while giving away substantial upside in a recovery.
•	Wrong Paradigm: Ensco is selling stock on unacceptable terms, not just buying assets.

Ensco management has taken great pains to argue that they are buying high-quality, desirable assets at an acceptable price, but ignores the question on which we are actually voting: issuing shares. Ensco is selling stock at dramatically discounted levels on an absolute and especially on a relative basis. Not owning Atwood has not held back Ensco from operational wins, including versus Atwood and other competitors in the past months, but the market has punished and will continue to punish Ensco for balance sheet and fiduciary imprudence. This is especially concerning given Ensco’s prior reputation for patience.
As we update our observations and analysis to the eve of the vote, we find further supportive evidence and address incremental considerations and comments by Ensco management.
Ensco shares are down 28% since deal announcement, a clear indictment in and of itself. This, and Ensco’s relative underperformance, has only continued as management defends the deal.

Arrowgrass Capital Partners (US) LP, 1330 Avenue of the Americas, 32nd Floor, New York, NY 10019

Management argues they have an information edge with an “inside view” that the market does not fully grasp from the “outside in”. Yet, according to their forecasts (on which all of our publicly disclosed analyses are based), this deal is highly dilutive on every metric even in bullish scenarios. Ensco’s own forecasts are the best arguments against this transaction.
Ensco now argues that it knew Atwood would not be able to renew a contract that represented ~50% of consensus EBITDA. News of Atwood losing the contract came only 50 days after the deal was announced and came as a surprise to the market (i.e. it was not priced into Atwood’s share price during the negotiation). Moreover, it was Ensco that won the contract from Atwood, and this win was not priced into Ensco's share price.  Accordingly, the premium Ensco is paying is even greater than shareholders have been led to believe.
The myriad inconsistencies, the flawed arguments and the sheer difficulty management has faced in making the numbers work have made it increasingly clear that something in the process went terribly wrong when this deal moved from concept to execution/timing/negotiation/valuation.
A vote for this transaction is a lose-lose proposition: it burdens Ensco with substantially more operational and balance sheet risk in adverse scenarios while unjustifiably giving away all of the upside, which should accrue to shareholders, in recovery scenarios.  Ensco’s own projections bear this out.
However, voting AGAINST the transaction is a WIN-WIN for Ensco shareholders. This deal would either fall apart or Ensco would be empowered to renegotiate substantially improved terms. If the deal falls apart, Ensco should recover from the sharp underperformance and would be in a stronger position to participate in value accretive consolidation in the future. If the deal is renegotiated at materially better terms, it would also be a win for Ensco shareholders. There is no downside in voting AGAINST this deal.
We urge shareholders not to allow Ensco to sneak this flawed deal through due to shareholder complacency. Please make your views known. Pick up the phone or email your proxy advisor and articulate your thoughts directly to them (more details about how to get involved on www.saveensco.com).
We may not have the “inside view” but we have something much more powerful in our favor, the benefit of hindsight. This deal has cost shareholders 28%. We should use the safety valve of the vote to save Ensco from making a very expensive mistake.

Regards,
Michael Edwards - Partner and US Head
Daniel Henriques - Head of Energy
 Arrowgrass Capital Partners

Arrowgrass Capital Partners (US) LP, 1330 Avenue of the Americas, 32nd Floor, New York, NY 10019

Arrowgrass is not soliciting proxies relating to the Ensco or Atwood special shareholder meetings and does not have the authority to vote your proxy. Arrowgrass is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.
The views expressed in this letter (the “Letter”) represent the opinions of Arrowgrass Capital Partners LLP and/or certain affiliates (“Arrowgrass”) and the investment funds it manages that hold shares in Ensco plc (the “Company”). This Letter is for informational purposes only, and it does not have regard to the specific investment objective, financial situation, suitability or particular need of any specific person who may receive the Letter, and should not be taken as advice on the merits of any investment decision. The views expressed in the Letter represent the opinions of Arrowgrass, and are based on publicly available information and Arrowgrass analyses. Certain financial information and data used in the Letter have been derived or obtained from filings made with the Securities and Exchange Commission (“SEC”) by the Company or other companies that Arrowgrass considers comparable. Arrowgrass has not sought or obtained consent from any third party to use any statements or information indicated in the Letter as having been obtained or derived from a third party. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed in the Letter. Information contained in the Letter has not been independently verified by Arrowgrass, and Arrowgrass disclaims any and all liability as to the completeness or accuracy of the information and for any omissions of material facts. Arrowgrass disclaims any obligation to correct, update or revise the Letter or to otherwise provide any additional materials. Neither Arrowgrass nor any of its affiliates makes any representation or warranty, express or implied, as to the accuracy, fairness or completeness of the information contained herein and the recipient agrees and acknowledges that it will not rely on any such information. Arrowgrass recognizes that the Company may possess confidential information that could lead it to disagree with Arrowgrass’s views and/or conclusions.
Funds managed by Arrowgrass currently beneficially own, and/or have an economic interest in, shares of the Company. These funds are in the business of trading— buying and selling—securities. Arrowgrass may buy or sell or otherwise change the form or substance of any of its investments in any manner permitted by law and expressly disclaims any obligation to notify any recipient of the Letter of any such changes. There may be developments in the future that cause funds managed by Arrowgrass to engage in transactions that change the beneficial and/or economic interest in the Company.
The Letter may contain forward-looking statements which reflect Arrowgrass’s views with respect to, among other things, future events and financial performance. Forward-looking statements are subject to various risks and uncertainties and assumptions. There can be no assurance that any idea or assumption herein is, or will be proven, correct. If one or more of the risks or uncertainties materialize, or if Arrowgrass’s underlying assumptions prove to be incorrect, the actual results may vary materially from outcomes indicated by these statements. Accordingly, forward-looking statements should not be regarded as a representation by Arrowgrass that the future plans, estimates or expectations contemplated will ever be achieved.
Under no circumstances is the Letter to be used or considered as an offer to sell or a solicitation of an offer to buy any security, nor does the Letter constitute either an offer to sell or a solicitation of an offer to buy any interest in funds managed by Arrowgrass. Any investment in the Arrowgrass Funds is speculative and involves substantial risk, including the risk of losing all or substantially all of such investment.
Arrowgrass UK is a Limited Liability Partnership registered in England and Wales (FCA Firm reference number 413647). Registered office: 3rd Floor, 10 Portman Square, Marylebone, London W1H 6AZ

Arrowgrass Capital Partners (US) LP, 1330 Avenue of the Americas, 32nd Floor, New York, NY 10019